EXHIBIT 12.2


        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                       (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the nine months ended September 30, 1996 and for the five years ended December 31, 1995 were as follows:


                            Nine Months
(dollars in millions)       Ended September 30,           Years Ended December 31,


                               1996         1995       1994        1993         1992         1991
			       ----         ----       ----        ----         ----         ----
Net income (loss).....       $  449        $  678     $  542      $  367      $  338      $  (103)

Extraordinary items, net
of tax .....                    --            --           7          --         (73)          (8)
Cumulative effect of
changes in accounting
principles, net of tax....      --            --          --         (24)         --            --
Income tax expense
(benefit)..                     341           529        422         262         190          (51)
			     -------       -------    -------     -------     -------     ---------
   Pretax earnings
(loss)....                   $  790       $ 1,207     $  971      $  605      $  455      $  (162)
                             =======      ========    =======     =======     =======     =========
Fixed charges:
   Portion of rental
   expense
   (net of sublease
   rental income) which
   approximates the
   interest factor....           30            38         35          36          37           39
Interest on borrowed
funds ................          652         1,079      1,038         384         352          386
			     -------       -------    -------     -------     -------     ---------
Interest on deposits...       1,262         1,791      1,301       1,177       1,640        2,202
			     -------       -------    -------     -------     -------     ---------
   Total fixed charges...    $1,944        $2,908     $2,374      $1,597      $2,029       $2,627
			     =======	   =======    =======	  =======     =======	  =========
Earnings (for ratio
calculation).......          $2,734        $4,115     $3,345      $2,202      $2,484       $2,465
                             =======      ========    =======     =======     =======     =========
Ratio of earnings to
fixed charges...........       1.41x         1.42x      1.41x       1.38x       1.22x         .94x
                             =======      ========    =======     =======     =======     =========

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and
fixed  charges.   "Fixed charges"  include gross interest  expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary for the year ended December 31, 1991 to bring the ratio of earnings to fixed charges to a one-to-one basis are $162 million.